Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement No. 333-196437

Free Writing Prospectus dated September 22, 2014

Fantex, Inc.

On September 16, 2014, The Jay Thomas Show broadcasted an interview with Cornell “Buck” French, Chief Executive Officer of Fantex, Inc. (referred to in this filing as “we,” “us” or the “Company”), the transcript of which is attached hereto as Annex A (the “Broadcast”).  The Broadcast references the initial public offerings of the Fantex Series Vernon Davis Convertible Tracking Stock (“Fantex Series Vernon Davis”), the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) and the Fantex Series Mohamed Sanu Convertible Tracking Stock (“Fantex Series Mohamed Sanu,” and together with Fantex Series Vernon Davis and Fantex Series EJ Manuel, the “Tracking Stocks”) of the Company (the “Vernon Davis Offering,” the “EJ Manuel Offering” and the “Mohamed Sanu Offering,” respectively, and collectively the “Offerings”), which Offerings are covered by the Registration Statements on Form S-1 (File Nos. 333-192476, 333-194256 and 333-196437 respectively), as amended (the “Vernon Davis Registration Statement,” the “EJ Manuel Registration Statement” and the “Mohamed Sanu Registration Statement,” respectively, and collectively the “Registration Statements”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended.  The Vernon Davis Offering was completed on April 28, 2014, and the EJ Manuel Offering was completed on July 21, 2014.  The Broadcast references the Offerings and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company.  However, and as described further below under “Corrections and Clarifications,” the Broadcast contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statements.

The Broadcast was not prepared by or reviewed by the Company or any other offering participant prior to its publication.  The publisher of the Broadcast is not affiliated with the Company.  The Company made no payment and gave no consideration to the publisher in connection with the publication of the Broadcast or any other broadcasts published by the publisher concerning the Company.  With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statements, the Broadcast represent the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Broadcast or contained herein only after carefully evaluating all of the information in the Company’s Registration Statements and the other documents incorporated by reference into such Registration Statements.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  During the Broadcast, The Jay Thomas Show host Jay Thomas described Fantex.com as “where you can buy and sell interest in all pro athletes” and “you can trade, it’s an exchange for investors to buy and sell interest in pro athletes.  You can buy a little bit if you want and brag that you own that or you can buy a lot and make it a real investor, investment.”  Mr. Thomas also stated a hypothetical situation where “I am a big football player like, you’ve got what’s the contract for Vernon Davis, its public what’s his contract at the 49ers, one of your investment people?”  Mr. Thomas also stated that he would “buy stock in Darren Sproles.”  Also, Cornell “Buck” French spoke about how Fantex “want[s] to get in the entertainment side like maybe a Jay Thomas, you know down the road,” to which Mr. Thomas replied, “No I think my days are, my advancement you know I mean really they could buy it like eight, nine cents on me, you know.  It would you’d be paying, I’d be paying out dividends myself, you know and losing money.”  Also, Mr. Thomas spoke hypothetically, saying “[L]et’s say you had Ray Rice, you had Ray Rice, you had Vernon Davis, you had a race car driver, you’ve got like 20 people.  Am I buying stock in those 20 or am I buying it in specifically one person like would I have bought Ray Rice stock and now I’m stuck with it.  Or am I buying like a mutual fund of athletes and entertainers?”  Continuing on the hypothetical, Mr. Thomas stated, “[Y]ou better have something for me if I bought Ray Rice, you better let me.  How you gonna get me out of that, you know what I mean?”  The Company clarifies that holders of shares of the Tracking Stocks will have no direct investment in the associated athlete, brand or brand contract.  An investment in a Tracking Stock will represent an ownership interest in the Company.  The Company’s Tracking Stocks are intended to track and reflect the value and performance of an athlete’s brand.  Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract.  Holders of shares of the Company’s Fantex Series Vernon Davis have no direct investment in Vernon Davis, his brand or the Brand Agreement effective as of October 30, 2013, by and among Vernon Davis, The Duke

Marketing LLC and the Company (the “Vernon Davis Brand Contract”).  Holders of shares of the Company’s Fantex Series EJ Manuel have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and among EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”).  Holders of shares of the Company’s Fantex Series Mohamed Sanu have no direct investment in Mohamed Sanu, his brand or the Brand Agreement effective as of May 14, 2014, by and between Mohamed Sanu and the Company (the “Mohamed Sanu Brand Contract”, and together with the Vernon Davis Brand Contract and EJ Manuel Brand Contract, the “Brand Contracts”).

•                  During the Broadcast, Mr. French stated, “[W]e acquired ten percent of future cash flow of Vernon Davis and his brand so you know his current and future playing contracts” and “we acquire ten percent of both his on field and off field earnings …if he does endorsements, appearance fees and we paid him $4 million dollars for the right to collect ten percent of what his brand makes in the future.”  The Company clarifies that pursuant to the Brand Contracts, the Company has acquired interests in the brand income, as defined in each of the Brand Contracts, of Vernon Davis, EJ Manuel and Mohamed Sanu (each a “Contract Party,” and together, the “Contract Parties”).  Brand income generally means gross monies or other consideration (including rights to make investments) that each Contract Party receives as a result of his skills and brand, including salary and wages from being an athlete in the National Football League (“NFL”) and related fields (including activities in a non-NFL football league), such as broadcasting and coaching, subject to specified exceptions and net of certain related expenses (such as legal fees, travel expenses and self-employment taxes).  A more detailed description of each Contract Party’s brand income is available in the Registration Statements.

•                  During the Broadcast, Mr. Thomas introduced Mr. French by saying, “Buck French welcome we won’t say a bad thing about you go to Fantex, t-e-x dot com, co-founder, CEO of Fantex. Which is a trading exchange, where you can buy and sell interest in all pro athletes of course we’re interested in football this season, so we’re looking at it.”  Also, Mr. Thomas stated that “Fantex.com and you can trade, it’s an exchange for investors to buy and sell interest in pro athletes.”   The Company clarifies that any and all trades of the Tracking Stocks will be conducted on a platform operated by Fantex Brokerage Services, LLC (“FBS”), an affiliate of the Company and a registered alternative trading system.

•                  During the Broadcast, Mr. French stated that for “each IPO share we price out at $10 bucks a share ... we had people who invested just ten bucks and we had people invest up to the max, you know $200,000 dollars.”  The Company clarifies that no investor is allowed to purchase or hold more than 5% of any Tracking Stock issued by the Company.  The maximum investment in the Vernon Davis Offering was $210,550, and the maximum investment for the EJ Manuel Offering was $261,850.

•                  During the Broadcast, Mr. French stated that Vernon Davis “got $4 million dollars and we started collecting the ten percent that he’s earned in that’s yielded so far 70 cents per share.”  The Company clarifies that, upon completion of the Vernon Davis Offering on April 28, 2014, the Company simultaneously received approximately $0.4 million from Vernon Davis pursuant to the Vernon Davis Brand Contract.  On August 18, 2014, the Company paid a dividend of $0.70 per share of Fantex Series Vernon Davis payable to holders of record on August 15, 2014, for an aggregate payment of $294,770.

•                  During the Broadcast, Mr. French stated that “if you’re a first round draft pick [in the NFL] on average you play 9.4 years [in the NFL].”  The Company clarifies that according to the NFL Management Council, the average career length for an NFL player that is a first round draft pick is 9.3 years.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s brand contracts with Vernon Davis, Mohamed Sanu and EJ Manuel, respectively, the longevity of Vernon Davis’s, EJ Manuel’s and Mohamed Sanu’s careers, respectively, results of operations, expectations for the use of the net proceeds from the Offerings, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company, Vernon Davis, EJ Manuel and Mohamed Sanu. The Company generally identifies forward-looking statements by words such as “expect,” “would,” “intend,” “hopes,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offerings will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Transcript of the Broadcast

MEDIA:	Radio
STATION:	The Jay Thomas Show
DATE:	9-16-2014
PROGRAM:	Finn Partners Interview
SUBJECT:	Fantex/Jay Thomas Show

Jay Thomas, Host, Jay Thomas Show:

Buck French welcome we won’t say a bad thing about you go to Fantex, t-e-x dot com, co-founder, CEO of Fantex. Which is a trading exchange, where you can buy and sell interest in all pro athletes of course we’re interested in football this season, so we’re looking at it. How are you, Buck? Welcome to the show.

Buck French, CEO & co-founder, Fantex:

I’m doing great Jay, thanks for having me. That’s quite a start.

Thomas:

Cool man, well that’s the show, that’s the kind of show its hyperbole, hyperbole you know.

French:

I love it. Great.

Thomas:

Well you know, you know I’m sure there things you dislike and in your business everyone has to think that Buck French is a great guy and you’re not allowed to say your real feelings and I have a radio show where I don’t, I’m not going to drive downtown in New Orleans here and start going, boy didn’t the Beatles suck when they came, I’m not going to do that see. But here I’m going to do it, you know. Didn’t you think those people you went to see them are complete assholes, you know?

French:

Well you know one man’s Beatles is another man’s Rolling Stones, you know to each his own I guess at the end of the day.

Thomas:

Well you know what though I loved Woodstock, I thought Woodstock was great, you know.

French:

Did you go?

Thomas:

It’s the first place I ever got mud in my dick.

French:

That’s awesome.

Thomas:

Yeah, I mean that’s a memory that I’ll never forget, the music I don’t know what the hell was going on, I don’t know, you know. But I know that I had mud on my penis I know that. So I actually lived in that area and I was already there already and so you know we just kind of went over there and there it was, it was kinda, kinda weird. You know most people they went there knowing what it was, I just, we just heard this thing was going to happen and we went there and we heard that women were, these hippies were going to be topless and stuff like that. And then we had to walk to get out of there, no did I listen to the music, I did not. I had no interest, it was muddy, you know they all smelled of patchouli and you know whatever was the quinoa of the day, I don’t know. Buck, let’s talk about you, alright enough of this. So I am a big football player like, you’ve got what’s the contract for Vernon Davis, its public what’s his contract at the 49ers, one of your investment people?

French:

Yeah so we acquired ten percent of future cash flow of Vernon Davis and his brand so you know his current and future playing contracts. So he’s got think roughly about $10 million left on his current contract somewhere in there and obviously based on our estimates we forecast he’ll sign another contract. But we acquire ten percent of both his on field and off field earnings. So if he does endorsements, appearance fees and we paid him $4 million dollars for the right to collect ten percent of what his brand makes in the future. And we created a security that we registered with the SEC and we sold to the general public via Fantex.com.

Thomas:

How stoned were you and your buddies when you came up with this one? I mean that’s okay, I mean it’s legal, it’s legal in many states and…

French:

I’m saying I don’t grab a nip every now and again, but never been a stoner.

Thomas:

I know but you’re stoned and you go, man I’m looking for the next new thing. Hey, why don’t we invest in athletes. I mean, you know it’s like one of those things, you’re have having Cocoa Puffs at two in the morning and you’re out of shit to talk about.

French:

You know the, I went to West Point underground, undergrad so they try to frown on the whole drug use side, but I’m not saying here in Silicon Valley people don’t get in a room and do crazy things.

Thomas:

So you’re a spit and polish guy, you come at finance from being at West Point and then where did you serve after you graduated?

French:

I was an infantry officer, so I went through airborne ranger training and I served in Fort Orb, California and Fort Benning, Georgia.

Thomas:

You never got to go over and kill an insurgent?

French:

I never got to go over and kill an insurgent, I was fortunate I ran a special ops team that trained people to go over and kill insurgents, but that was more in, that was Central South America focused, early 90’s.

Thomas:

Wow, okay. Well and so and then when, did you just do your time afterward like, what do they you do four or five years of college and then have to give them five years after you’re out is that how it works?

French:

Yeah, you do four years and you graduate with a Bachelor’s of Science degree and then you owe five years of service. So I completed my five years of service and then went to business school after that.

Thomas:

Now you know, I was always told before we get back to Fantex. That at the academies, the Naval Academy my dad went to the Naval Academy.

French:

Did he really?

Thomas:

Yeah, but it was World War II and yeah it was, he had graduated at the University of Texas, war breaks out and they sent him to Annapolis and in a couple of years he learned how to be a Naval engineer and he ran the engine room of a heavy cruiser and, yeah and so he got into battle in late ‘42 and he fought from ‘42 to ‘45 in the Pacific and pretty wild I know. It was incredibly wild and they called them 90 day wonders but they get a degree from Annapolis and it took them, you know 18 months or two years cause he had already, you know they weren’t interested in giving him history, I guess they got some war history but they just said, you’re here and you’re gonna learn this thing. And that’s what they did, yeah, but you know it’s also it’s like you know going to certain high schools you guys you know you’re never, it’s amazing you know the spit and polish stuff. So now, did you play a sport in college cause I believe the academies, don’t they make you play some sort of a, they used to have a 150 pound football and everything back there.

French:

Yep, you know your stuff. So, if you need to play varsity, you need to play intercollegiate sport, you have to do intermurals, I played lacrosse, Division One Lacrosse for West Point.

Thomas:

Oh cool, you played lacrosse for West Point?

French:

Yep.

Thomas:

That’s a big deal.

French:

It was an honor.

Thomas:

And you played against, you played Syracuse that has a good team.

French:

Cornell, Johns Hopkins.

Thomas:

Right.

French:

Pretty much all of them, yep.

Thomas:

Wow, well okay we know all about you, you’re a real man aren’t you Buck?

French:

I hope so or my wife’s going to be disappointed.

Thomas:

Well he’s a real man, Cristina, West Point, lacrosse, taught Black Ops and everything else.

Cristina Palumbo, co-host, Jay Thomas Show:

He’s got it all, full package.

Thomas:

Yes and now, hundreds of millions of dollars this is who you need to meet instead of these struggling, whatever your meeting you don’t know where their next job is coming from. This is who you meet, if I had a daughter, I would be finding out where Buck French’s kids hang out and I’d be shoving her in there, go in there and meet one of those kids, take him behind a dumpster and suck their dick and get ‘em to marry ya.

Palumbo:

You’re such a good dad.

Thomas:

You’re damn right I am. Daddy, daddy what is it? Buck Junior just asked me to marry him. Wow!

Palumbo:

Welcome to the family, son.

Thomas:

And I’d go to you immediately and say I think your son raped my daughter and let’s get, let’s figure this one out.

Palumbo:

No means no.

Thomas:

Yeah, no means no, I have the video of it, no way that you want your son marrying that little whore that’s you know really gotta a lot of my wife’s blood from the other side of the family. And then she would go daddy he broke up with me, I’m sorry sweetheart they’ll be others, they’ll be others meanwhile bank like $10 million bucks, right and then I get her to do it somebody else really rich, that’s right. You know what I’d like to, get a Kennedy, want you to go in that pub , get drunk and blow a Kennedy, then come back out to me.

French:

You start out as a low level, get her trained up first then you go big time.

Thomas:

Absolutely, right up the ladder and then after I get $40-50 million in the bank, I get a trust set up for her, for $500,000 we borrow a couple of football players.

Palumbo:

Man I wish it was actually you’re kid.

Thomas:

Then I let her meet like, like a tattoo parlor owner or something, let her do whatever she wants to do, I got enough money. Anyway, look Buck it’s time interview you about this incredible idea of Fantex that you had. So you sign up all these ball players and stuff, it’s just doesn’t seem like it’s as much money as an investment would be for, you know like people wanna hear like you know you’ve got hundreds of millions of dollars that they’re part of in the pool. This is like, you know 25, it’s a lot of money for an individual, but for investors it doesn’t sound like a lot of money.

French:

Yeah, so, each IPO share we price out at $10 bucks a share, so you know we had people, the minimum someone can buy is one the maximum is five percent of the offering. So we had people who invested just ten bucks and we had people invest up to the max, you know $200,000 dollars. So, I don’t know if you saw, but we actually paid out a 70 cent per share dividend on the Fantex Vernon Davis so.

Thomas:

That’s a huge dividend, by the way I mean, you’re looking at dividends it’s a lot.

French:

[unintelligible] on the IPO within four months it’s a, so it’s pretty exciting, we’re in the early days of obviously building out more than a couple of players on the platform, but you know everything starts with one and we’re fortunate that we’re working with Vernon Davis, he’s a not only a Pro Bowl tight end, but obviously a very dynamic or maybe not obviously, but he is a very dynamic individual and so it’s great and he got $4 million dollars and we started collecting the ten percent that he’s earned in that’s yielded so far 70 cents per share.

Thomas:

Well we had a great running back, Darren Sproles and I was so sorry that the Saints let him go. I watched him last night, just, he lit the thing up. Now when they have a good game and you probably don’t have him signed. Do you have people that go down and mean like agents and try and sign him because you need to be out kind out in the field signing guys up that you see that? I mean look that’s great press for ya, Darren Sproles, even what I just said. If I was interested in this I would buy stock in Darren Sproles, so do you have somebody contact him. How does that work? When you, to get a client.

French:

Yeah, so we have a process here, we have a business development team that, one we kind of look to who we think has not only potential on the field, but importantly the character and potential off the field. And then we approach either the athlete or their team and work a process with them and if they decide they want to do it, we decide we want to do it with them. We value their ultimately what their cash flows could be and we come up with an evaluation and sign a contract.

Thomas:

You know there’s a young woman at Duke and she is a porn star that’s how she’s paying for her tuition, her name is Belle Knox and she is all over the internet and she is now, I mean even the little movie that they made that I made fun of about an hour or so ago. It’s really kind of well done and she’s an interesting character, would you ever buy into someone like that?

French:

Not kind of the cash flow streams I’m targeting. You know we’re more getting up…

Thomas:

She’s gonna make millions, she’s gonna make millions isn’t she Garrett.

French:

And God bless her for doing what she’s wants to do, that’s what this country is about but we’re focused on the sports entertainment so we’re not just football, but baseball, golf and ultimately we want to get in the entertainment side like maybe a Jay Thomas, you know down the road.

Thomas:

No I think my days are, my advancement you know I mean really they could buy it like eight, nine cents on me, you know. It would you’d be paying, I’d be paying out dividends myself, you know and losing money. What about rock-n-roll like, I don’t know, what can you own in the rock-n-roll industry? You can own the tour.

French:

Well one thing I know is I wouldn’t be marketing and offering of the Beatles to you, should I?

Thomas:

No. Now you know what I would go for the sales, I would buy it for the sales, but I’m not cause I know they’re huge and I know that you say, I mean somebody dies and their albums or DVD’s like Mork & Mindy which I was on is being watched by more people and being bought by people, but it’s always been available and so yeah my little you know residual checks are much bigger and it’s just because Robin died, that’s the weird part.

French:

That which was a tragedy, but it is amazing I mean it’s a great example, you know when we’re acquiring this interest in these brands, that the cash flows associated with what they generate can literally survive for, in theory perpetuity, I mean Mork & Mindy could continue to generate revenue well past not only your life, but my life.

Thomas:

Yeah, but football players, it’s you know it’s five and out, you know it’s five or six years and out.

French:

So the average guy actually who makes the 53 man roster, plays six years, if you’re a first round draft pick on average you play 9.4 years and if you’re, if you play if you been selected to at least one Pro Bowl on average you play 11.7 years. So there’s definitely a perception that they play shorter and some do, but again if you’re on that 53 man roster it’s on average six years and then up. It’s definitely risky cash flows in general, but they absolutely, I mean think about Michael Strahan today, right he generated on field, did very well, now he’s making well in excess in what he ever made when he was playing football.

Thomas:

Well a golfer can sell, you know he has deals with, you know the clubs, the shirts, the whole thing. You have any golfers?

French:

Not yet, but it’s definitely a sport that we have go and signing some golfers for sure.

Thomas:

Now do you have morals clause cause you’re dealing with, you know you’re not dealing with a product, you know you’re not dealing with water, you know like Nestle in a bottle you know. You’re dealing with a commodity that can disappoint and cause a problem that will negatively affect the investment. So what sort of wording do you have in their for the Ray Rice’s of the world or you know somebody that gets drunk and disorderly and crashes their car, stuff like that. What do you have in there?

French:

So there’s definitely a whole host of risk factors disclosed some of which you just mentioned, you know we do our due diligence upfront to, you know our number one criteria is character doesn’t mean the risk goes away, we can make mistakes too. Ultimately our goal is to work with high caliber individuals that kind of have their off field life somewhat together. It ultimately really comes back to what they potentially negatively do off the field. How does that impact our ability to generate cash flow? Clearly, the Ray Rice example had a significant negative impact on his ability to generate cash flow, he’s been suspended. So you really have to look at those risks in light of what’s the potential impact to them being able to earn, both in the short term.

Thomas:

Now wait, am I buying, let’s say you had Ray Rice, you had Ray Rice, you had Vernon Davis, you had a race car driver, you’ve got like 20 people. Am I buying stock in those 20 or am I buying it in specifically one person like would I have bought Ray Rice stock and now I’m stuck with it. Or am I buying like a mutual fund of athletes and entertainers?

French:

So you’re picking that, you’re picking the security that is linked to the brand you want to be associated with.

Thomas:

Okay, alright, cool alright. And then, you better have something for me if I bought Ray Rice, you better let me. How you gonna get me out of that, you know what I mean?

French:

There you go.

Thomas:

I mean, I don’t mind him he gets hurt that’s too bad, right. But if he hits somebody in the head, here’s the other things what about when someone gets hurt, does their insurance that you buy that protects the value of the investment?

French:

So injury risk is certainly a risk we do not buy injury insurance because it would consume the dividend income. When we look….

Thomas:

The really good way to make money off of me is insure me for a tremendous amount of money and then give me 20% then fuck it when I’m dead you can go ahead have a good time. You know send a dividend. Not a dividend, send a debt of end. Is that right? You like that Garrett a debt of end, debt of end.

French:

Very generous of you.

Thomas:

Anyway, we’ll work on that joke Buck for a while. Yeah I mean it would cost you a lot in a premium but you know at the end you get, you know you make a bunch of money and then it makes people read the paper every day, you know hey, go on the internet is he dead yet. You know like the, yeah go ahead Buck.

French:

Uh no, it’s a, I was just going to say the catastrophic injury risk albeit a risk is kind of low that’s the, you get injured you never play again really the main risk, the primary risk I should say there all important risks. But the primary risk is, you know what is the injury wear and tear do to you, how long you actually get to play the sport. So that we factor in we take in account because we buy these cash flow streams at a discount so the risks encapsulated in that discount rate that we’re paying.

Thomas:

Boy I tell ya. You really got it all figured out, don’t ya Buck. Yes you do, you can hear it, yes you do.

French:

I do, I do have my business figured out I think.

Thomas:

You do, deal means deal with Buck French. That’s right, Fantex.com and you can trade, it’s an exchange for investors to buy and sell interest in pro athletes. You can buy a little bit if you want and brag that you own that or you can buy a lot and make it a real investor, investment. A lot of gamblers probably love your Fantex thing a lot of these degenerates.

French:

You don’t, you actually have to set up an actual brokerage account and you know through and provide social security numbers and stuff, a lot of the and we do what’s called “KYC” know your customer, so I think the degenerates tend to like to hide more in the corner and in the dark than in the open. So I’m just guessing, but who knows.

Thomas:

No, they’re degenerates and they’re buying stock, okay. Cause I’m a degenerate and I, you know this is kind of interesting to me. I’m not gambling this year, but I would like too. But look Buck thank you very much, Buck French, Fantex, f-a-n-t-e-x dot com, you can buy into and you have mostly football players, right, right now. Is that…

French:

Currently all football players the goal is to obviously expand off of that.

Thomas:

Okay, cool man. I thank you very much Buck, Buck French.

French:

Thanks Jay for having me, enjoyed chatting with ya.

Thomas:

Thank you pal.

* * * * *